SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: December 12, 2005	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Exhibit 1.1

Contacts:

In Taiwan R.O.C. Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com.tw	In the U.S. David Pasquale The Ruth Group 646-536-7006 dpasquale@theruthgroup.com

ChipMOS AND SPANSION

ENTER INTO ASSEMBLY AND TESTING AGREEMENT

Hsinchu, Taiwan and Sunnyvale, California, December 12, 2005 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS”) (Nasdaq: IMOS) today announced that ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), a subsidiary of ChipMOS, has entered into an assembly and testing agreement with Spansion LLC (“Spansion”), the Flash memory venture of Advanced Micro Devices, Inc. (“AMD”) (NYSE:AMD) and Fujitsu Limited (“Fujitsu”) (TSE:6702). Under the agreement, ChipMOS Taiwan will become an outsource provider of assembly and testing services for Spansion.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS said, “This agreement is a recognition of ChipMOS’ ability to partner with leading technology companies to provide value-added testing and assembly services. We continue to expand our customer base and engagements with existing customers because of our investments in advanced technology, our geographic location and our commitment to serving our customers. We look forward to strengthening our partnership with Spansion.”

“ChipMOS has demonstrated its commitment to partnering, and we expect that they will provide a valuable source for our testing and assembly services,” said James Doran, executive vice president of group operations at Spansion.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (www.chipmos.com.tw) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

About Spansion LLC:

Spansion, the Flash memory venture of AMD and Fujitsu, is the largest company in the world dedicated exclusively to developing, designing, and manufacturing Flash memory products. In fiscal 2004, Spansion’s total net sales were approximately $2.3 billion. The company offers the broadest NOR Flash memory portfolio in the industry, for use in the wireless, automotive, networking, telecommunications and consumer electronics markets. The company’s portfolio is supported by a worldwide network of advanced manufacturing facilities, system-level expertise and dedicated design support, and an unwavering commitment to our customers’ success. Information about Spansion™ Flash memory solutions is available at http://www.spansion.com.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of ChipMOS to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in ChipMOS’ most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in other filings with the SEC made by ChipMOS or Spansion.